Exhibit 2.1

STOCK PURCHASE AGREEMENT

among:

DIGITAL RIVER, INC.
a Delaware corporation;

BLITZ F03-1424 GMBH,

a company organized under the laws of Germany;

and

PERSONS AND ENTITIES WHO ARE SIGNATORIES HERETO

Dated as of April 17, 2004

Article	1	SALE AND TRANSFER OF SHARES; CLOSING
	1.1	Purchase and Sale of Shares
	1.2	Purchase Price
	1.3	Delivery of the Shares, Closing
	1.4	Management Earn-Out
Article	2	TAXES
	2.1	Transfer Taxes
Article	3	REPRESENTATIONS AND WARRANTIES OF SELLERS
	3.1	Title to Stock
	3.2	Power and Authority
	3.3	Execution and Enforceability
	3.4	Brokers or Finders
	3.5	Organization; Formation; Capitalization
Article	4	REPRESENTATIONS AND WARRANTIES OF MANAGEMENT
	4.1	Organization and Good Standing; Formation; Subsidiaries
	4.2	Capitalization of the Company
	4.3	Employee Benefit Plans
	4.4	No Conflict
	4.5	Consents
	4.6	Filings
	4.7	Financial Matters
	4.8	Compliance with Laws; Permits
	4.9	Litigation
	4.10	Real Property
	4.11	Personal Property
	4.12	Intellectual Property
	4.13	Title Matters
	4.14	Contracts
	4.15	Agreements with Customers
	4.16	Brokers or Finders
	4.17	Reserved
	4.18	Related Party Transactions

	4.19	Taxes
	4.20	Customer Information
	4.21	Personnel
	4.22	United States Employees
	4.23	Insurance
	4.24	Full Disclosure
Article	5	REPRESENTATIONS AND WARRANTIES OF BUYER
	5.1	Organization and Good Standing
	5.2	Authority
	5.3	No Conflict
	5.4	Consents
	5.5	Legal Proceedings; Orders
	5.6	Purchase Price
	5.7	Brokers or Finders
	5.8	No Other Representations
Article	6	POST – CLOSING COVENANTS OF THE PARTIES
	6.1	Discharge of Directors and Officers
	6.2	Relocation of Parent Headquarters
	6.3	Board Representation
	6.4	Ernst & Young Tax Review
	6.5	Management Representation Letter
Article	7	REMEDIES, INDEMNIFICATIONS
	7.1	Survival (“Verjährung”)
	7.2	Indemnification by Management
	7.3	Indemnification by Sellers
	7.4	Indemnification by Buyer
	7.5	Third Party Claims
	7.6	Notice of Indemnification Claims
	7.7	Indemnification Threshold
	7.8	Indemnification Cap
	7.9	Using of Escrow Amount
	7.10	Other Limitations on Indemnification Provisions
	7.11	Exclusive Remedy

ii

	7.12	Tax Treatment
	7.13	No Quality Guarantees
	7.14	Disclosure Schedule
	7.15	Shareholders’ Agent
Article	8	GENERAL PROVISIONS
	8.1	Expenses
	8.2	Notices
	8.3	Further Assurances
	8.4	Waiver
	8.5	Entire Agreement and Modification
	8.6	Assignments, Successors, and No Third-Party Rights
	8.7	Severability
	8.8	Construction; Section Headings
	8.9	Time of Essence
	8.10	Governing Law
	8.11	Language
	8.12	Public Announcements
	8.13	Counterparts
	8.14	Corporate Governance Matters
	8.15	Supervisory Board

iii

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of April 17, 2004, between the persons or entities who are signatories hereto and listed on Exhibit A hereto (each a “Seller”), DIGITAL RIVER, INC., a company organized under the laws of Delaware (“Parent”) and BLITZ F03-1424 GMBH , a company organized under the laws of Germany and a wholly owned subsidiary of Parent (“Buyer”).

RECITALS

WHEREAS, the Sellers are the owners of all of the issued and outstanding shares of capital stock (the “Shares”) of element 5 Informationstechnologien und -dienstleistungen Aktiengesellschaft, a company organized under the laws of Germany with its registered offices (Sitz) at Cologne/Germany, registered with the commercial register at the lower court of Cologne/Germany under registration number HR B 30389 (the “Company”).  All Shares are certificated by twenty share certificates (Aktienurkunden) (collectively the “Share Certificates”).  The aggregate number of Shares reflected on the Share Certificates is equal to the total number of Shares of the Company outstanding.

WHEREAS, the Sellers desire to sell the Shares to Buyer, and Buyer desires to purchase the Shares from the Sellers, for the consideration and pursuant to the terms and conditions set forth in this Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE 1

SALE AND TRANSFER OF SHARES; CLOSING

1.1  Purchase and Sale of Shares.  Subject to the terms and conditions of this Agreement each Seller hereby sells to Buyer, and Buyer hereby purchases from each Seller, all of each Seller’s Shares owned by each Seller, as listed on Exhibit A and all other shares of the Company owned by each Seller.  The sale shall comprise all rights attached to the Shares.  In particular the profit of the current fiscal year including retained profits of preceding fiscal years, if any (i.e. profits carried forward and profits for which no resolution on their use has been adopted) shall belong to the Buyer only.

1.2  Purchase Price.

(a) At the Closing (defined below), Buyer shall pay to Sellers, deposit in escrow (the “Escrow”), and pay to the parties identified on Exhibit B, Exhibit C and Exhibit D, in the amounts set forth therein, aggregate cash consideration equal to an aggregate amount of One Hundred Twenty Million United States Dollars (US$120,000,000) (the “Purchase Price”).  The Purchase Price to be paid at the Closing shall be decreased by the following amounts, each of which shall be handled in accordance with the terms of this Agreement:

(i)                                     the amount of any Seller Transaction Expenses (as defined in Section 8.1 and set forth on Exhibit B);

(ii)                                  the amount of the Total 2003 Plan Payment (as defined in Section 1.2(f) and set forth on Exhibit C);

(iii)                               the amount of the Working Capital Deficit (as defined in Section 1.2(e) and set forth on Exhibit D), if any; and

(iv)                              US$12,000,000 (divided among the Sellers on a pro rata basis) plus US$1,500,000 (divided among the Management Shareholders on a pro rata basis) will be deposited into Escrow to secure the indemnification obligations to Buyer as set forth in Article 7, such amount as being increased by interest or decreased due to withdrawals over the time (hereinafter the “Escrow Amount”).

(b) The difference between the Purchase Price and the total amounts to be deducted therefrom under Section 1.2(a)(i) to (iv) shall be referred to herein as the “Closing Consideration.”  The amount of the Closing Consideration to be paid to each Seller at Closing (the “Closing Cash Payment”), and any amounts to be deposited into Escrow for such Seller, shall be as set forth on and in accordance with Exhibit A.  All amounts deposited into Escrow on behalf of such Sellers’ are set forth in Exhibit A.  The initial Escrow Amount will be held for a period of eighteen (18) months following the Closing Date and will be subject to the terms of the Escrow Agreement by and among the Buyer, Shareholders’ Agent and the escrow agent (the “Escrow Agent”) named therein, substantially in the form as attached hereto as Exhibit E, provided, however, that at the Closing Date, the Escrow Amount will initially be held by the Interim Trustee (as discussed in Section 1.3(c) below) until such time as the Buyer, Shareholders’ Agent and Escrow Agent enter into the Escrow Agreement.

(c) Simultaneously with the Closing Cash Payment, Buyer will pay the Seller Transaction Expenses as set forth on Exhibit B via wire transfer to the account designated in Section 1.3 on behalf of Montgomery & Co., LLC; Paul, Hastings, Janofsky & Walker LLP; and P + P Pollath + Partners.

(d) Simultaneously with the Closing Cash Payment, Buyer will pay the amount of the Working Capital Deficit with respect to the Silent Partnerships and Shareholder Loans as set forth on Exhibit G via wire transfer to the account designated in Section 1.3.

(e) Silent Partnerships and Shareholder Loans.

(i)                                     The Company currently has outstanding amounts (including principal and accrued and unpaid interest) pursuant to silent partnerships and debt arrangements with certain of the Sellers as identified on Exhibit G (the “Silent Partnerships and Shareholder Loans”).  Concurrently with the Closing, the Company shall satisfy all amounts due under the Silent Partnerships and Shareholder Loans as set forth on Exhibit G out of the Company’s existing cash reserves; but only to the extent that such repayment does not exceed €4,375,000 plus additional interest not to exceed €125,000  (the “Company Repayment Amount”); provided, however, that if following payment of the Company Repayment Amount, the Company’s Working Capital would be less than zero (any such lesser number being referred to as the “Working Capital Deficit”), the Company Repayment Amount shall be reduced by the amount of the Working Capital Deficit.  Buyer shall pay the amount of the Working Capital Deficit to the holders of Silent Partnerships and Shareholder Loans as set forth on Exhibit G.  Following payment of the Company Repayment Amount and any amount paid by Buyer in connection with a Working Capital Deficit, all amounts outstanding pursuant to the Silent Partnerships and Shareholder Loans shall be deemed repaid in full.  For purposes of this Agreement, the “Company’s Working Capital” means the difference between the Company’s Current Assets and the Company’s Current Liabilities.  For purposes of this Agreement, “Current Assets” means the sum of the following balances as reflected on the face of the Company’s balance sheet as of a specified date (i) cash and cash equivalents (including any amounts received from the trustee of that certain 2000 Direct Participation Plan (the “2000 Plan”) on behalf of payment to the Company from the beneficiaries of the trust pursuant to the 2000 Plan), (ii) all accounts receivable line items, (iii) prepaid expenses, and (iv) other current assets.  “Current Liabilities” means the sum of the following balances as reflected on the face of the Company’s balance sheet as of a specified date:  (i) all short term liabilities to banks, (ii) accounts payable to publishers and other accounts payable, (iii) deferred income, (iv) accrued expenses, and (v) other current liabilities.  In the event the parties have a dispute regarding the payoff of the Silent Partnerships and Shareholder Loans, then all such disputes shall be resolved in accordance with the dispute mechanism set forth in Section (b) of Schedule 1.4.  Promptly following the Closing, the Sellers shall provide to Buyer written confirmation from the holders of the Silent Partnerships and the Shareholder Loans that all obligations thereunder are terminated.

(ii)                                  As of the Closing Date, Management shall in good faith prepare an estimated closing statement (the “Estimated Closing Statement”) which reflects the Current Assets, Current Liabilities (each as defined above) and Working Capital Deficit, if any, of the Company as of the Closing Date.  Within 90 days after the Closing, Buyer shall prepare a final closing statement of the Company as of the Closing Date (the “Final Closing Statement”), reflecting the total amount of Current Assets, Current Liabilities, and Company’s Working Capital as of the Closing.  In the event the Working Capital Deficit, if any, reflected on the Final Closing Statement is greater than the Working Capital Deficit, if any, reflected on the Estimated Closing Statement (such excess amount, the “Overpayment”), Buyer shall be entitled to deduct on a pro rata basis from the Escrow Amount attributable to Sellers the aggregate amount of the Overpayment.  In the event the Working Capital Deficit, if any, reflected on the Final Closing Statement is less than the Working Capital Deficit, if any, reflected on the Estimated Closing Statement (such lesser amount, the “Underpayment”), Buyer shall pay to the Sellers the aggregate amount of the Underpayment, but in no event will any payments under this sentence increase the Purchase Price.

(f) Stock Option Plan 2003.  Pursuant to clause 7 of Section 9 of the Company’s Stock Option Plan 2003 (the “2003 Plan”), Buyer elects in its own and full discretion in accordance with the terms of the 2003 Plan and in connection with the proposed Liquidation Event (as defined in the 2003 Plan), to pay cash to those persons entitled to receive consideration under the 2003 Plan, which are listed on Exhibit C.  The total cash to be paid to each person entitled to receive such cash under the 2003 Plan shall be equal to the product of (A) (i) the price per Share paid to the Sellers pursuant to this Agreement, less, (ii) €24.00, and (B) the number of shares of Company Common Stock underlying the total options held by such person under the 2003 Plan (the aggregate amount payable to all such persons by the Buyer being referred to as the “Total 2003 Plan Payment”).  At the Closing, Buyer shall pay to each person listed on Exhibit C by wire transfer of immediately available funds to the account designated in Section 1.3 on behalf of such person’s pro rata portion of the Total 2003 Plan Payment as set forth on Exhibit C.

1.3  Delivery of the Shares, Closing.

(a) The consummation of the purchase and sale of the Shares (the “Closing”) provided for in this Agreement shall take place at the offices of counsel to the Company in Cologne, Germany on April 17, 2004 (the “Closing Date.”).  Upon Closing, the Buyer shall transfer the amounts with regard to:

	Amount

• Seller Transaction Expenses (Section 1.2(a)(i))	US$	4,473,328.47	*
• Total 2003 Plan Payment (Section 1.2(a)(ii))	US$	2,487,045.22	*
• Working Capital Deficit (Section 1.2(a)(iii))	US$	857,029.12	*
• Escrow Amount (Section 1.2(a)(iv))	US$	13,500,000.00
• Closing Consideration (Section 1.2(b))	US$	98,682,597.18	*

SUM	US$	120,000,000.00

* Subject to adjustment due to conversion of US Dollars to Euros for Company debt obligations to be completed on April 19, 2004 and nominal bank fees.

to the trust account (the “Trust Account”) established on behalf of the Sellers with:

Hypovereinsbank AG, München
Account No.	[Intentionally omitted.]
Routing	[Intentionally omitted.]
SWIFT	[Intentionally omitted.]

Upon Closing, the Company shall transfer the amount with regard to:

	Amount

• Company Repayment Amount (Section 1.2(e))	US$	4,431,073.74	*

SUM	US$	4,431,073.74	*

to the Trust Account.

* Subject to adjustment due to conversion of US Dollars to Euros for Company debt obligations to be completed on April 19, 2004 and nominal bank fees.

(b) With regard to the execution of this Agreement by each of the Sellers, each of the Sellers hereby appoint Michael Inhester (the “Share Trustee”) to take delivery of the Share Certificates of the Company owned by the Sellers.  Each Seller, by executing this document authorizes the Share Trustee to deliver (“übereignen”) the Share Certificates to Buyer’s Representatives upon the receipt of a fax statement of Hypovereinsbank AG, Munich (Germany), confirming that the funds as outlined in Section 1.2 above have been transferred to the trust account on behalf of the Sellers or the named persons herein (the “Bank Confirmation”). The Share Certificates must be endorsed for and on behalf of the Buyer by the Sellers without any conditions (unbedingte Indossierung).  For the avoidance of doubt Buyer’s Representatives shall be Alex H. Danzberger or Joel Ronning. Without undue delay, the Share Trustee shall transfer by wire transfer: (i) the amounts set forth in Section 1.3(a) above for the Seller Transaction Expenses (to the parties identified on Exhibit B), the Total 2003 Plan Payment (to the persons identified on Exhibit C), the Working Capital Deficit (to the holders of the Silent Partnerships and Shareholder Loans), the Escrow Amount (pursuant to the terms of Section 1.3(c) below) and the Company Repayment Amount (to the holders of the Silent Partnerships and Shareholder Loans) and (ii) each Seller’s pro rata portion of the Closing Consideration (minus respective banking fees) to the Seller’s bank account numbers at the respective banks as set forth in Exhibit A.

(c) At the Closing Date, the Share Trustee will transfer the Escrow Amount to a trust account of Noerr Stiefenhofer Lutz whereby Dr. Kerstin Mast (the “Interim Trustee”) will hold the amount as trustee of the Buyer and the Sellers pending final negotiation of the Escrow Agreement with the Escrow Agent.  At the time the Buyer, Shareholders’ Agent and Escrow Agent execute and deliver the Escrow Agreement, the Interim Trustee will transfer the Escrow Amount to the Escrow Agent.  If the Buyer, Shareholders’ Agent and Escrow Agent do not enter into the Escrow Agreement on or before the day that is the 28th calendar day following the Closing Date, the Buyer and Sellers agree that the Interim Trustee may deposit the Escrow Amount with the local court pursuant to Section 372 of the German Civil Code.  The Buyer and Sellers then must follow the procedures of the local court to establish the Escrow with an alternate escrow agent.  The Escrow Amount will be transferred by the Share Trustee to the Interim Trustee promptly following the opening by the Interim Trustee of a United States dollar trust account.

1.4  Management Earn-Out.

(a) Following the Closing, Buyer shall pay or cause to be paid to Management  (as defined in Section 4)  pursuant to Exhibit H  and to Montgomery & Co. such additional consideration, at such times, in such amounts and in accordance with the terms specified in Schedule 1.4 (the “Earn-Out Consideration”).

ARTICLE 2

TAXES

2.1  Transfer Taxes.  Any transfer taxes, filing fees, registration fees, recordation expenses, or other similar taxes, fees, charges or expenses incurred by the Sellers, the Company or any other party in connection with the transfer of the Shares to Buyer or in connection with any of the other transactions contemplated by this Agreement shall be borne and paid exclusively by Buyer.  Any taxes or fees due or incurred by the Sellers as a result of the receipt by Sellers of the Purchase Price (including, without limitation, capital gains taxes and income taxes) shall be borne and paid exclusively by the relevant Seller.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLERS

The Sellers, severally and not jointly (als Teilschuldner) and only with regard to their respective Shares in the Company, represent and warrant to Buyer by way of an independent promise of guarantee pursuant to sec. 311 para. 1 of the German Civil Code (selbständiges Garantieversprechen), within the scope and subject to the requirements and limitations provided in Article 7 hereof or otherwise in this Agreement, as follows:

3.1  Title to Stock.  Upon the Closing, Buyer will acquire from each Seller such Seller’s right, title and interest to the Shares free of any liens, except for any liens created by or through Buyer, assuming the due execution and delivery of this Agreement by the Buyer.  As of the date hereof, each Seller is the owner of the Shares of Element 5 AG set forth opposite such Seller’s name on Exhibit A, which are free and clear from any liens.  There are no restrictions on the sale and assignment of each Seller’s Shares to the Buyer in accordance with this Agreement.  No third parties are entitled to exercise pre-emptive rights, rights of first refusals, options or other rights to purchase or acquire any of each Seller’s Shares.  The respective Shares of each Seller are fully paid.  The contribution for the respective Shares of each Seller has not been repaid to such Seller.  The respective Shares of each Seller are not subject to any further contribution obligation by such Seller.

3.2  Power and Authority.  Each Seller that is an entity represents that it has the requisite power and authority to execute, deliver and perform this Agreement and any certificate issued by such Seller in connection with the sale of the Shares to the Buyer and to perform its obligations under this Agreement.

3.3  Execution and Enforceability.  Each Seller represents that this Agreement has been duly and validly executed and delivered by such Seller and constitutes the legal, valid and binding obligation of such Seller enforceable against such Seller in accordance with its terms, assuming the due execution and delivery of this Agreement by each counterparty thereto and except to the extent that such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights generally and general equitable principles.

3.4  Brokers or Finders.  Each Seller represents that it has not employed or retained any broker, agent or finder on account of which Buyer or Company will be liable for any fee or compensation on account of this Agreement or the transactions contemplated hereby.

3.5  Organization; Formation; Capitalization.

(a) Each Seller represents and warrants for itself that any agreements between such Seller and any other Seller or Sellers and/or the Company relating in any way to the corporate structure of the Company (including but not limited to Shareholders Agreements I and II) shall be terminated as of Closing; there are no ongoing obligations of such Seller resulting from any of such agreements. Further, there are not any waivers on preemptive rights, take-along rights, drag-along rights, tag-along rights or other rights, consents or other declarations, actions or measures necessary or appropriate for the entering into or execution of this Agreement (including but not limited to the transfer of the Shares).

(b) Copies of the current versions of the Articles of Association of the Company (the “Current Articles of Association”) as well as copies of the current extract from the Commercial Register of the Company are attached as Exhibits I and J, respectively. Each Seller represents that the respective Seller has not participated in shareholders’ resolutions that have to be registered in the Commercial Register but are not reflected in the above mentioned extract. Each Seller represents that the respective Seller is not a party to side letters or agreements to which the Company is a party which relate (to a material extent) to the corporate structure or corporate organization of the Company and which will be in force after Closing.

(c) Each Seller represents that with regard to the respective Shares of such Seller there are no hidden contributions in kind (verdeckte Sachkapitalerhöhung).

(d) Each Seller represents that no dividends or other distributions to the respective Seller were declared, resolved, made or paid by the Company for the year ended December 31, 2003 or during the year beginning January 1, 2004.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF
MANAGEMENT

Except for the provisions as set forth in Article 3 above, the Sellers in charge as Managing Directors of Element 5 AG, i.e. Gerrit Schumann, Christopher Reimold, Olaf Arlt and Clemens Roth (hereinafter collectively referred to as the “Management”), severally and not jointly (als Teilschuldner), represent and warrant to Buyer by way of an independent promise of guarantee (selbständiges Garantieversprechen) in accordance with sec. 311 para. 1 of the German Civil Code as follows, within the scope and subject to the requirements and limitations provided in Article 7 hereof or otherwise in this Agreement, subject to and as modified by the matters set forth in the Disclosure Schedule as follows:

4.1  Organization and Good Standing; Formation; Subsidiaries.

(a) The Company is a company duly organized, validly existing and in good standing under the laws of Germany.  The Company is in compliance with its articles of association and bylaws (correct and complete copies of the articles of association and an excerpt from the commercial register have been delivered to Buyer).

(b) Copies of the current versions of the Articles of Association of the Company as well as current versions of the rules of procedure (Geschäftsordnungen) for the management board and for the supervisory board of the Company are attached as Exhibits I, K and M, respectively.  No shareholders’ resolutions have been made which have not been registered in the relevant Commercial Register and no side letters or other agreements to which the Company is a party exist which relate in any way to the corporate structure or organization of the Company and which will be in force after Closing.  The excerpt from the relevant Commercial Register of the Company provided by the Sellers to Buyer is the true and correct legal situation of the Company.

4.2  Capitalization of the Company.  The stated capital of Element 5 AG consists of and upon the consummation of the Closing shall consist of

477,041 common shares with a notional value of €1,00 each;

400,035 series A preferred shares with a notional value of €1,00 each,

of which all shares are issued and outstanding.  All of the outstanding shares of Element 5 AG and each Subsidiary have been duly authorized and validly issued, are fully paid and non-assessable.  All of the outstanding equity securities of Element 5 AG are held by the persons and in the amounts described on Exhibit A.  Element 5 AG holds all of the outstanding equity securities of each Subsidiary, either directly or indirectly.  Other than set forth in Part 4.2 of the Disclosure Schedule, the Company does not have outstanding any securities convertible into or exchangeable for its capital stock or outstanding any rights to subscribe for or to purchase, or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or claims of any character relating to, its capital stock.  There are no hidden contributions in kind and there is no case of post-formation requirements pursuant to Section 52 of the German Stock Corporation Act (Aktiengesetz). Except as set forth in Part 4.2 of the Disclosure Schedule (as defined in Section 7.14 of this Agreement), there are no silent partnerships, loans linked to equity, beneficial rights, sub-partnerships or similar corporate legal relationships or trusts.  No dividends or other distributions to the shareholders were declared, resolved, made or paid by the Company for the year ended December 31, 2003 or during the year beginning January 1, 2004.

4.3  Employee Benefit Plans. Upon payment of the Total 2003 Plan Payment amount to the persons identified on Exhibit C and in the amounts set forth on Exhibit C, neither the Company nor the Buyer will have any other obligations under the 2003 Plan, including but not limited to, any claim that the options existing thereunder prior to the Closing may be exercised for shares of capital stock of the Company, or any claim that the Company has an obligation to issue additional options.  Neither the authorized capital (genehmigtes Kapital) nor the conditioned capital (bedingtes Kapital) have been executed.  Except as disclosed in  Part 4.3 of the Disclosure Schedule, there are no further agreements of any kind relating to the 2003 Plan.  A total of 31,220 Shares (represented by share certificate no. 016) (the “2000 Plan Shares”) being all shares under the 2000 Plan are held by Mr. Ralf Bellartz as trustee (the “Trustee”) for the participants (the “Participants” or each of them, a “Participant”) under the 2000 Plan. No Participant has terminated the trust relationship or informed the Company that he or she intends to do so; no 2000 Plan Shares have been transferred by a Participant to any third party (including, but not limited to, by way of inheritance).  The Trustee is entitled to act on behalf of each of the Participants to sell, transfer and assign all 2000 Plan Shares to the Buyer.  There are no claims or any other rights on any legal basis whatsoever of the Participants against the Company or the Buyer arising out or in connection with the 2000 Plan or its implementation by the Company, other than the right to receive the 2000 Plan Shares.  The obligations of the Participants under the 2000 Plan to make an additional payment (Zuzahlung) into the Company shall be unaffected by this Agreement.  Except as disclosed in Part. 4.3 of the Disclosure Schedule, there are no further agreements of any kind relating to the 2000 Plan.

4.4  No Conflict.  Neither the execution and delivery of the Agreement by each Seller nor the consummation or performance of any of the transactions contemplated hereby by any of the Sellers will (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of (i) any provision of the articles of association or bylaws of the Company or (ii) any resolution adopted by the board of directors or the equityholders of the Company; or

(b) contravene, conflict with or result in a violation of, or give any governmental authority or other person or entity the right to challenge any of the transactions contemplated hereby or to exercise any remedy or obtain any relief under, any law, rule or regulation or any order, decree or award to which the Company or any of the assets owned by the Company, are subject, in each case without giving effect to the application of any law, rule or regulation or order, decree or award applicable to the Buyer or its affiliates.

4.5  Consents.  Except as set forth in Part 4.5 of the Disclosure Schedule, the Company is not and will not be required to give any notice to, or obtain any material consent from any person or entity in connection with the execution and delivery of this Agreement by the Sellers or the consummation or performance of any of the transactions contemplated hereby by Buyer.  The Company, duly represented by the management board, has granted consent to the sale, transfer and assignment of the Shares on the basis of a shareholders’ resolution granting such consent.  The declaration of such consent by the Company and the shareholder resolution are attached hereto as Exhibit L.

4.6  Filings.  As of the date of this Agreement the Company has filed all reports, shareholder resolutions, minutes of shareholder meetings, notices and applications required by German law to be filed as of the date hereof by it with the appropriate governmental authorities in Germany since January 1, 2001, except where the failure to make such filings does not result in a Material Adverse Effect on the Company.  The filings which were made complied as to form in all material respects with the relevant published rules and regulations of the applicable governmental authorities in Germany, except where the failure to do so does not result in a Material Adverse Effect on the Company.

For purposes of this Agreement “Material Adverse Effect” on the Company or a Seller shall mean an event, violation, inaccuracy, fact, circumstance or other matter which is deemed to have a material adverse effect on the (i) business, assets, operations or financial condition of the Company taken as a whole, or (ii) the ability of the Sellers to perform their obligations under this Agreement to the extent that such inability to perform materially and adversely affects the transactions contemplated by this Agreement; provided, however, that none of the following shall be taken into account in determining if a Material Adverse Effect has occurred:  (a) any adverse change, effect, occurrence, state of fact, development or other matters attributable to conditions affecting the industries in which the Company operates or any of the U.S. or European economies as a whole; or (b) resulting from an outbreak or escalation of hostilities involving the United States or Germany, the declaration by the United States or Germany of a national emergency or war.

For purposes of this Agreement, “knowledge of Management” or “Management’s knowledge” shall mean the actual knowledge of any member of Management.

4.7  Financial Matters.

(a) Management has previously delivered to Buyer the Company’s audited consolidated balance sheets and statements of income, retained earnings and cash flows as of and for its fiscal years ended December 31, 2003 and 2002 including the footnotes thereto (the “Financial Statements”).  The Financial Statements are accurate and complete in all material respects and fairly present the financial condition of the Company as at the end of the periods covered thereby and the results of its operations and the changes in its financial position for the periods covered thereby, and were prepared in accordance with German generally accepted accounting principles (“German GAAP”), audited and certified by Ernst & Young LLP, Eschborn/Germany, applied on a consistent basis throughout the periods covered thereby.  All accountancy documents of the Company are up-to-date, are available, and were conducted completely and accurately, in accordance with the applicable laws and principles of proper accountancy.

(b) Part 4.7(b) of the Disclosure Schedule are the Company’s estimated unaudited consolidated interim balance sheet, statement of income and cash flow statement as of and for the three (3) months ended March 31, 2004 (the “Estimated Financial Statements”).  Such Estimated Financial Statements and the Estimated Closing Statement were prepared by Management in good faith from the books and records of the Company on a basis consistent with accounting principles used by the Company, it being specifically understood that such statements are subject to year-end audit adjustments and do not contain footnotes and may have been not subject to review or preparation at a German GAAP level.

(c) Except as and to the extent otherwise disclosed in the Estimated Financial Statements, the Company has no material liabilities of any kind, whether direct or indirect, fixed or contingent or otherwise, other than (i) executory obligations under Material Contracts which are not required to be set forth in the Estimated Financial Statements in accordance with German GAAP, (ii) liabilities for taxes which are not yet due and payable, and (iii) liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2004 (the “Financial Statement Date”), which are not material in amount.

(d) Between the Financial Statement Date and the date hereof:

(i)                                     the Company has not suffered a Material Adverse Effect; and, to the knowledge of Management, no event has occurred that will, or would reasonably be expected to, have a Material Adverse Effect on the Company;

(ii)                                  there has not been any loss, damage or destruction to, or any interruption in the use of, any of the Company’s assets (whether or not covered by insurance) that would result in a Material Adverse Effect on the Company;

(iii)                               the Company has not amended or prematurely terminated, or waived any material right or remedy under, any Material Contract;

(iv)                              except for the reservation of title by suppliers, the Company has not made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any encumbrance that would materially impair the value of such assets;

(v)                                 the Company has not changed any of its methods of accounting or accounting practices in any respect;

(vi)                              the Company has not (1) acquired, leased or licensed any right or other asset from any other person or entity, (2) sold or otherwise disposed of, or leased or licensed, any right or other asset to any other person or entity, or (3) knowingly waived or relinquished any right related to its assets, except, in each case, for rights or other assets acquired, leased, licensed or disposed of in the ordinary course of business and consistent with the Company’s past practices;

(vii)                           the Company has not entered into any material transaction or taken any other material action outside the ordinary course of business or inconsistent with its past practices; and

(viii)                        the Company has not agreed or committed to take any of the actions referred to in clauses (i) through (vii) above.

(e) Within the last five (5) years, the Company has not filed applications for bankruptcy, insolvency or composition proceedings regarding the Company or assets of the Company nor has such bankruptcy, insolvency or composition proceedings been initiated.  Further, there are no reasons to believe that such an application will have to be made or initiated or that such a proceeding is threatened.

(f) The Company has not received any public means, in particular, but not limited to, state aids, subsidies, grants or other similar benefits.

4.8  Compliance with Laws; Permits.  The Company has not violated or failed to comply with any law, rule or regulation applicable to it or any final and non-appealable order, decree or award to which it or any of its properties or assets is subject, except where the failure to comply with any such law, rule or regulation does not result in a Material Adverse Effect on the Company.  Since January 1, 2001, the Company has obtained all German government licenses and permits (collectively, the “Permits”) that are necessary for the conduct of its business as presently conducted except to the extent that the failure to obtain such Permits does not result in a Material Adverse Effect on the Company.  All such Permits are, and as of the Closing will be, in full force and effect; no violations or notices of failure to comply have been issued or recorded in respect of any such Permits; and there are no proceedings pending or, to Management’s knowledge, threatened, to revoke, suspend or limit any such Permit.  To Management’s knowledge, neither the Company nor any of its officers has made any illegal or improper payments to, or provided any illegal or improper inducement for, any governmental official or other person or entity in an attempt to influence any such person or entity to take or to refrain from taking any action relating to the Company.

4.9  Litigation.  Except as set forth in Part 4.9 of the Disclosure Schedule:

(a) There is no action, suit, proceeding, investigation or governmental approval process pending or, to Management’s knowledge, threatened against the Company, or affecting any of the properties or assets of the Company.

(b) There is no pending legal action that has been commenced by or against the Company that challenges, or that is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated hereby.

(c) There is no order, decree or award to which the Company or any of the assets owned by the Company, is subject that has the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated hereby.

(d) There are no court judgments or administrative measures prohibiting or restricting the Company from performing or ordering certain legal acts or measures, and which constitute a restriction of the business of the Company, or under which the Company is alleged to have been in breach of law or regulations.

4.10  Real Property.

(a) The Company does not own any real property.

(b) Part 4.10(b) of the Disclosure Schedule sets forth a correct and complete list of all leases and subleases to which the Company is a party or pursuant to which any person or entity has the right to occupy or use any real property owned by the Company.  All such leases and subleases are valid and in full force and effect and are enforceable against the Company in accordance with their respective terms.  No lease of the Company is contested by the relevant lessors.  There are no lease agreements relating to real estate under which the Company is a tenant which may not be terminated in accordance with the statutory termination periods.

4.11  Personal Property.  All equipment, machinery, fixtures, vehicles, computer hardware or furniture owned or leased by the Company are in good repair and operating condition.  Part 4.11(a) of the Disclosure Schedule sets forth contains a correct and complete list of all leases and other agreements pursuant to which the Company leases any personal property.  The Company holds shares in subsidiaries as set forth in Part 4.11(b) of the Disclosure Schedule.  Except for the shares in the subsidiaries as set forth in Part 4.11(b) of the Disclosure Schedule, the Company does not hold any stock, partnership interest, joint venture interest or other equity interest in any other person or entity.

4.12  Intellectual Property.

(a) Part 4.12(a) of the Disclosure Schedule sets forth a correct and complete list of (i) all patents, registered and unregistered trademarks, service marks, logos, corporate and trade names, domain names and registered and unregistered copyrights, which are owned by the Company (such items, together with all inventions, discoveries, techniques, processes, methods, formulae, designs, computer software, trade secrets, confidential information, know-how and ideas which are owned by the Company, the “Owned Intellectual Property”), and (ii) to the extent registered or to which an application for registration has been filed, the names of jurisdictions covered by such registration or application.  The Company has good and valid title to all of the Owned Intellectual Property, free and clear of all encumbrances and any other liens including any outstanding remuneration payable to the Company’s or any of its subsidiaries’

employees.  The Company has not developed jointly with any other person or entity any Owned Intellectual Property with respect to which such other person or entity has any rights.

(b) Part 4.12(b) of the Disclosure Schedule sets forth a correct and complete list of all licenses or other agreements (all of which are valid licenses or agreements each in full force and effect) pursuant to which the Company has the right to use any intellectual property owned by others (excluding “shrink wrap” or “click wrap” or similar licenses or agreements applicable to software applications that are generally available to the public at a cost of less than €10,000) (such intellectual property, the “Third Party Intellectual Property”).  The Owned Intellectual Property and the Third Party Intellectual Property are collectively referred to as the “Acquired Intellectual Property.”

(c) The Owned Intellectual Property which is the subject of registration has not been abandoned, any registration has not expired and all required maintenance filings, tax payments, annuities and maintenance fee payments have been timely made.  To Management’s knowledge, no such use infringes upon or misappropriates the lawful rights of, or makes any other unlawful use of the rights of, any other person or entity.  The Company has not received any notice or other communication (in writing or otherwise) of any actual, alleged, possible or potential infringement, misappropriation or unlawful use of, any intellectual property owned or used by any other person or entity.  To the knowledge of Management, no person or entity is using any intellectual property in a manner which infringes upon or misappropriates the lawful rights of, or makes any unlawful use of the rights of, the Owned Intellectual Property and, to Management’s knowledge, no intellectual property owned or used by any other person or entity infringes or conflicts with any Owned Intellectual Property.

(d) The Company has taken measures and precautions reasonably necessary to protect and maintain the proprietary nature of all the Acquired Intellectual Property.  Part 4.12(d) of the Disclosure Schedule identifies all persons and entities to whom the Company has disclosed or delivered or permitted the disclosure or delivery of: (i) the source code, or any portion or aspect of the source code, of any Acquired Intellectual Property or (ii) the object code, or any portion or aspect of the object code, of any Acquired Intellectual Property, other than to employees of the Company or pursuant to license agreements identified in Part 4.12(d) of the Disclosure Schedule.

(e) No Owned Intellectual Property contains any ‘Easter egg,’ ‘back door,’ ‘time bomb,’ ‘Trojan Horse,’ ‘worm,’ ‘drop dead device,’ ‘virus’ (with respect to ‘virus’ only, to Management’s knowledge) (as these terms are commonly used in the computer software field) or other software routines designed to permit unauthorized access, to disable or erase software, hardware, or data, or to perform any other similar type of function.

(f) All of the intellectual property used in the Company’s business is either Owned Intellectual Property or Third Party Intellectual Property.  Part 4.12(f) of the Disclosure Schedule sets forth (and identifies by the following subpart):  (i) any license by the Company of Acquired Intellectual Property to any person or entity other than to a customer or other client of the Company; (ii) any license by the Company of Acquired Intellectual Property to any person or entity on an exclusive basis; and (iii) any covenant not to compete or Material Contract limiting the Company’s ability to transact the Company’s business in any market or geographical area or with any person or entity.

4.13  Title Matters.  The Company has (a) good and marketable title to all assets purported to be owned by it (each such asset, as also shown in the Financial Statements) and (b) good leasehold title to all assets purported to be leased by it.  On the Closing Date the assets of the Company will be free and clear of all liens other than the following:

(a) mechanics’, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company related to the assets;

(b) liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, each as identified in Part 4.13(b) of the Disclosure Schedule;

(c) liens for taxes that are not due and payable or that may thereafter be paid without penalty or that are being contested in good faith by appropriate proceedings;

(d) other imperfections of title or encumbrances, if any, that do not, individually or in the aggregate, materially impair the continued use and operation of the assets in the conduct of the business as presently conducted;

(e) easements, covenants, rights-of-way and other similar restrictions of record; and

(f) those liens listed on Part 4.13(f) of the Disclosure Schedule.

4.14  Contracts.

(a) Part 4.14(a) of the Disclosure Schedule sets forth a correct and complete list of all contracts to which the Company is a party or by which the Company or any of its assets is bound other than (i) contracts involving the payment by or to the Company, or creating any liability of the Company (whether direct or indirect, fixed or contingent), of less than €25,000 and (ii) contracts with customers (collectively, the “Material Contracts”).

(b) Each Material Contract is in full force and effect and is enforceable against the Company and, to the knowledge of Management, the other parties thereto, in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights generally and general equitable principles.  The Company is in material compliance with each contract listed on Part 4.14(a) of the

Disclosure Schedule.  To the knowledge of Management, all other parties to such contracts are in compliance with the terms thereof in all material respects.

(c) To the knowledge of Management, no event has occurred, and no circumstance or condition exists that (with or without notice or lapse of time) will, or could reasonably be expected to (i) result in a violation or breach of any provisions of any Material Contract, (ii) give any person or entity the right to declare a default or exercise any remedy under any Material Contract, (iii) give any person or entity the right to accelerate the maturity or performance of any Material Contract or (iv) give any person or entity the right to cancel, terminate or modify any Material Contract.  The Company has not knowingly waived any of its material rights under any Material Contract;

(d) No Material Contract can be terminated or otherwise ended by the other contractual party due to the sale of the shares of the Company; no such contract contains a provision according to which, in case of a change of control in the Company, the contractual obligations could be amended to the disadvantage of the Company.

(e) The Company has concluded no contracts with shareholders, or with relatives of shareholders within the meaning of Section 15 of the German Tax Code (Abgabenordnung) or with persons, partnerships or estates which are related to the Company within the meaning of Section 1 ss. 2 of the German Foreign Tax Act (Außensteuergesetz).

(f) Except as set forth in Part 4.14(f) of the Disclosure Schedule, the Company is not a contractual partner to any sales agents or trade agents and has not concluded any other similar contractual relationship according to which, inter alia, payment claims pursuant to or according to Section 89b of the German Commercial Code (Handelsgesetzbuch) or any similar provision could occur.

4.15  Agreements with Customers.

(a) The Company has approximately 10,000 publisher clients in its database, all of whom are either a party to a written contract or have signed up on-line to the Company’s terms and conditions.  To the knowledge of Management, to the extent the publisher clients are engaged in business with the Company, all publisher clients are in compliance with the terms thereof in all material respects.  The terms and conditions of the Company’s standard E-sales contract are in compliance in all material respects with the federal and state laws of the United States and the laws of each of the European Union and each of its member nations.  The Company has provided Seller with a copy of the Company’s standard written contract and on-line terms and conditions.  Part 4.15 of the Disclosure Schedule identifies each agreement with a customer that differs in any material respect from the Company’s standard written contract or the Company’s terms and conditions.  Part 4.15 of the Disclosure Schedule lists each customer agreement that contains a change of control provision that specifically permits such customer to terminate the contract pursuant to such provision upon a change of control of the Company or to amend the agreement to the disadvantage of the Company pursuant to such provision of the contract (it being expressly understood that the customer contracts may be terminable by customers independent of such change of control provisions or transactions pursuant to other provisions of the customer contract).

(b) The top ten (10) customers generated approximately € 4,750,000 of the Company’s revenue during the twelve (12) months ended March 31, 2004.  Approximately 150 customers generated 80% of the revenue of the Company during the twelve (12) months ended March 31, 2004 (such customers, the “Top 80% Customers”).  No one customer accounted for more than approximately € 1,500,000 of the Company’s revenue during the twelve (12) months ended March 31, 2004.  No Top 80% Customer, supplier to, or distributor of the Company has notified the Company of an intention to terminate or substantially alter its existing business relationship with the Company and Management has no reason to believe that such termination or alteration of such relationship is likely to occur.  No payment processor, payment processing bank or credit card provider has informed the Company that it intends to terminate its relationship with the Company, or given the Company a notice or warning that it may do so in the future.

4.16  Brokers or Finders.  Except for Montgomery & Co., the Company has not employed or retained, and does not have any liability to, any broker, agent or finder on account of this Agreement or the transactions contemplated hereby.

4.17  Prohibited Items.  Except as set forth on Part 4.17 of the Disclosure Schedule, to the knowledge of Management, the Company is not currently offering for sale any of the following:  offensive material, including material that incites racial hatred or promotes discrimination based on race, sex, religion, national origin, physical ability, sexual orientation or age; obscene or pornographic material; living animals; intoxicating liquor and tobacco; firearms and ammunition; stolen goods; illegal or prescription drugs; items that infringe another party’s copyright, patent, trademark, design right, database right, or other intellectual property; or products that are not safe.

4.18  Related Party Transactions.  In the last three (3) years, except as set forth in Part 4.18 of the Disclosure Schedule, no Related Party:  (a) has at any time had any direct or indirect interest in any material asset used in or otherwise relating to the Company’s business; (b) has entered into, or has had any direct or indirect financial interest in, any Material Contract, material transaction or material business dealing involving the Company’s business; (c) has at any time competed, directly or indirectly, with the Company; and (d) has any claim or right against the Company (other than rights to receive compensation for services performed as an employee of the Company).  For purposes of this Agreement, “Related Party” shall mean:  (a) each individual who is, or who has at any time been an officer or member of the Company; (b) each member of the immediate family of each of the individuals referred to in clause (a); and (c) any trust or other entity (other than the Company) in which any one of the individuals referred to in clauses (a) and (b) above holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a material voting, proprietary or equity interest.

4.19  Taxes.  All taxes, assessments, penalties, and interest and all contributions to social insurance, that have become due from the Company on or before the Closing have been paid.  The Company has not executed any presently effective waiver or extension of any statute of limitations against assessments and collection of taxes, and there are no pending or, to the knowledge of Management, threatened claims, assessments, notices, proposals to assess, deficiencies, or audits with respect to any such taxes of which Management is aware.  All taxes and social insurance declarations have been made and submitted by the Company to appropriate offices in compliance with the applicable laws.  In the Financial Statements, for the period to the Financial Statement Date, adequate reserves (based on management’s best estimates) have been created for all taxes, contributions and social insurance contributions not yet due for the period to the Financial Statement Date.  No concealed profit distributions have been made to the shareholders.

4.20  Customer Information.  The Company has delivered to Buyer complete and accurate copies of the Company’s policy regarding collection and use of customer information, along with all amendments thereto (collectively, the “Privacy Policy”), describing the date and manner in which the amendment occurred.  The Company has not collected, disclosed or otherwise used any customer information in violation of the Privacy Policy in effect at the time such information was collected.

4.21  Personnel.

(a) The information set forth on Part 4.21(a) of the Disclosure Schedule is accurate and complete in all material respects.

(b) There are no employees being borrowed by any agency or by any Seller or any of affiliates as loaned employees (Leiharbeitnehmer). All individuals and legal entities which are or have been working as independent contractors, agents, free-lancers, advisors or on another self-employed basis for the Company in the present or in the past, are listed in Part 4.21(b) of the Disclosure Schedule.  No individual identified on Part 4.21(b) of the Disclosure Schedule has ever claimed status of an employee nor have the competent social security or tax authorities ever considered any of these persons as being employees of the Company.

(c) There are no duties or obligations of the Company to pay any remuneration according to the provisions pursuant to the act on employees inventions (Arbeitnehmererfindungesetz) or any similar provisions.  There are no duties or obligations of the Company to pay any remuneration or compensation for improvement suggestions (Betriebliches Vorschlagswesen) not falling under statutory provisions.

(d) No present or past member of the management board or any past or present employee receives a pension or similar benefit, nor has anybody such future claim.

(e) Part 4.21(e) of the Disclosure Schedule lists as of the date of this Agreement the outstanding vacation and the whole overtime with regards to all employees for the calendar year 2004.

(f) The Company does not have a works council. The Company is not bound by any agreement with unions, workers, with works councils (including social plans) or other employees representatives or by any standard practices (Betriebliche Übung).

(g) Each foreign employee of the Company is in possession of a valid work permit to work for the company in which he is employed as well as a valid residence permit.

(h) No employee or group of employees has communicated to Management an intent to terminate his, her or their employment.  To the knowledge of Management, no labor strike, work stoppage, slowdown or other material labor dispute is underway or threatened.

(i) The Company has no pension scheme other than the statutory pension scheme.

4.22  United States Employees.  With respect to employees of the Company located in the United States:

(a) Part 4.22(a) of the Disclosure Schedule contains an accurate and complete list of all employee benefit plans (“Employee Benefit Plans”), within the meaning of Section 3(3) of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not any such Employee Benefit Plans are otherwise exempt from the provisions of ERISA, established, maintained or contributed to by the Company.

(b) The Company does not maintain or contribute to any such Employee Benefit Plan subject to ERISA that is not in substantial compliance with ERISA.  None of the Employee Benefit Plans is a “multiemployer plan,” as defined in ERISA Section 4001(a)(3), or is a defined benefit pension plan subject to Title IV of ERISA.  The Company is not delinquent in any obligation to make contributions to any Employee Benefit Plan subject to Code Section 412 or Title IV of ERISA and has not terminated or withdrawn from participation in any such plan.

(c) Full payment has been made of all amounts which the Company is required, under applicable law or under any Employee Benefit Plan or any agreement relating to any Employee Benefit Plan to which the Company is a party, to have paid as contributions thereto as of the last day of the most recent fiscal year of such Employee Benefit Plan ended prior to the date hereof.  Benefits under all Employee Benefit Plans are as represented and have not been increased subsequent to the date as of which documents evidencing Employee Benefit Plans have been provided by the Company to Buyer.

(d) With respect to the Company, each Employee Benefit Plan intended to be qualified under Section 401(a) of the Code has been determined to be so qualified by the Internal Revenue Service and nothing has occurred since the date of the last such determination which resulted or is likely to result in the revocation of such determination.

(e) The Company has not engaged in any transaction with respect to the Employee Benefit Plans which would subject it to a tax, penalty or liability for prohibited transactions under ERISA or the Code nor have any of the Company’s managing members, officers, or employees to the extent they or any of them are fiduciaries with respect to such plans, breached in any material respect any of their responsibilities or obligations imposed upon fiduciaries under Title I of ERISA or would result in any claim being made under or by or on behalf of any such plans by any party.

(f) The Company has delivered or caused to be delivered to Buyer and its counsel true and complete copies of (i) all Employee Benefit Plans and related trusts and insurance policies as in effect, together with all amendments thereto which will become effective at a later date, as well as the latest Internal Revenue Service determination letter obtained with respect to any such Employee Benefit Plan qualified under Section 401 or 501 of the Code, and (ii) Form 5500 for the most recent completed fiscal year for each Employee Benefit Plan required to file such form.

(g) All obligations and liabilities of the Company with respect to Employee Benefit Plans shall remain the obligations and liabilities of the Company, and Buyer shall assume no obligations or liabilities with respect to any Employee Benefit Plan as a result of the transaction contemplated herein.

(h) Part 4.22(h) of the Disclosure Schedule lists former employees of the Company and their beneficiaries receiving benefits under any of the provisions of COBRA as of the date of this Agreement.

4.23  Insurance.  Part 4.23 of the Disclosure Schedule lists all current insurance policies of the Company.  The Company has fulfilled its obligations and duties under the respective insurance policies accurately and on time, in particular, but not limited to the complete and timely payment of the insurance premiums. No event of material damage to the assets of the Company whether insured or not has occurred since the Financial Statement Date.

4.24  Full Disclosure.  No representation or warranty by Management contained in this Agreement or the Disclosure Schedule contains any untrue statements of fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading.  All copies of all documents made available to Buyer in the data room are true and complete copies of the original documents.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF BUYER

The Buyer represents and warrants to Sellers by way of an independent guarantee (selbständiges Garantieversprechen) in accordance with sec. 311 para. 1 of the German Civil Code as follows, subject to and as modified by the matters set forth in the Buyer Disclosure Schedule:

5.1  Organization and Good Standing.  Buyer is a company duly organized, validly existing, and in good standing under the laws of Germany.  Buyer has all requisite power and authority to carry on its business as now conducted and as proposed to be conducted.

5.2  Authority.  Upon the execution and delivery by Buyer of this Agreement, such Agreement will constitute the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, assuming the due execution and delivery of this Agreement by each counterparty thereto and except to the extent that such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights generally and general equitable principles.  Buyer has the requisite power and authority to execute and deliver the Agreement and to perform its obligations thereunder.

5.3  No Conflict.  Neither the execution and delivery of the Agreement by Buyer nor the consummation or performance of any of the transactions contemplated hereby by Buyer will (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of (i) any provision of the charter documents or bylaws of Buyer or (ii) any resolution adopted by the board of directors or the equityholders of Buyer; or

(b) contravene, conflict with or result in a violation of, or give any governmental authority or other person or entity the right to challenge any of the transactions contemplated hereby or to exercise any remedy or obtain any relief under, any law, rule or regulation or any order, decree or award to which Buyer or any of the assets owned by Buyer, are subject, in each case without giving effect to the application of any law, rule or regulation or order, decree or award applicable to any of the Sellers or their respective affiliates.

5.4  Consents.  Other than any required notice Buyer must make to the Company on the acquisition of the Shares, the Buyer is not and will not be required to give any notice to, or obtain any material consent from any person or entity in connection with the execution and delivery of the Agreements by Buyer or the consummation or performance of any of the transactions contemplated hereby by Buyer.

5.5  Legal Proceedings; Orders.

(a) There is no pending legal action that has been commenced by or against Buyer that challenges, or that is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated hereby.

(b) There is no order, decree or award to which Buyer, or any of the assets owned by Buyer, is subject that has the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated hereby.

5.6  Purchase Price.  The Buyer, either directly or through its affiliates, has sufficient available funds to pay to the Sellers the Closing Consideration at the Closing

and, upon any Earn-Out Consideration becoming due, the Earn-Out Consideration that may be payable to Management under Schedule 1.4.

5.7  Brokers or Finders.  The Buyer and its officers and agents have incurred no liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with this Agreement, and Buyer will indemnify and hold the Sellers harmless from any such payments the Sellers become legally obligated to pay as a result of any such fees.

5.8  No Other Representations.  Except for representations and warranties expressly set forth in Article 3 and Article 4 of this Agreement and in any document, instrument or certificate delivered by the Sellers at the Closing, the Buyer understands and agrees that none of the Sellers or any of their Representatives makes any express or implied representations or warranties with respect to the Company or its business or assets.

ARTICLE 6

POST – CLOSING COVENANTS OF THE PARTIES

6.1  Discharge of Directors and Officers.  The Company shall, and Buyer will cause the Company to, indemnify, defend and hold harmless the past and existing Management and/or members of the Supervisory Board of the Company  and other persons entitled to indemnification under the articles of association and bylaws of the Company and any indemnification agreements with the Company, each as in effect on the date hereof, to the same extent that such persons are entitled to indemnification under the Company’s articles of association, bylaws and indemnification agreements in effect on the date hereof; provided however, no such indemnification will be provided for criminal acts, intentional misconduct or gross negligence.  The parties agree that the Buyer will insure that the Company does not bring any damages claim for the failure to appoint a Supervisory Board as of August 2003.  Furthermore, Buyer will cause the Company to include and maintain in effect in its charter document and bylaw provisions regarding limitation of liability and indemnification of directors, officers and other persons which are at least as favorable to such persons as those contained in the charter and bylaws of the Company on the date hereof.  The provisions of this Section are intended to be for the benefit of, and will be enforceable by, each person described in this Section and his or her heirs and representatives.

6.2  Relocation of Parent Headquarters.  Buyer agrees that promptly after the Closing, Parent’s European headquarters shall be relocated to Cologne, Germany and shall remain in Cologne, Germany for a period of no less than two (2) years at all times that Gerrit Schumann and one other member of Management is still employed with the Company or an affiliate of the Parent, unless consented to in writing by a majority of the members of Management then employed by the Company or an affiliate of Parent.  Buyer shall maintain “element 5” as the brand name of the Company for a period of no less than two (2) years, unless otherwise consented to in writing by a majority of the members of the Management team then employed by the Company or an affiliate of the Parent.

6.3  Board Representation.  Concurrent with the Closing, Parent shall appoint a member of Management as a member of the Board of Directors of Parent to serve as a Class I director, until such person’s successor is duly elected by the shareholders of Parent.

6.4  Ernst & Young Tax Review.  As promptly as practicable after Closing (but in any event within three (3) business days after Closing), Buyer shall engage Ernst & Young LLP (Cologne) to perform a review of the Company’s historical value added tax payments and methodology and to determine whether the Company has any material exposure for the nonpayment of value added tax for any period prior to the Closing Date.  Ernst & Young LLP shall, within 60 days of being engaged under this Section 6.4, issue a written report of its findings and provide a copy of such report to Buyer and to the Shareholders’ Agent.  In the event that the report states that the Company actually owes value added taxes which it has not already paid or reserved for in excess of €1,000,000 as a result of its past operations, then it is understood that, for purposes of Section 7.1, a “Material Tax Matter” has occurred.

6.5  Management Representation Letter.  In connection with Ernst & Young’s audit under United States generally accepted accounting principles (“US GAAP”) of the Company’s financial statements for the two years ended December 31, 2003, each of the Management Sellers agrees to sign a management representation letter in a form that is standard for audits for similar companies conducted under US GAAP.

ARTICLE 7

REMEDIES, INDEMNIFICATIONS

7.1  Survival (“Verjährung”).  The representations and warranties made by the Sellers in Article 3, the Management in Article 4 and the Buyer in Article 5 of this Agreement shall survive the Closing until 11:59 p.m. (German time) on the date that is the eighteen-month anniversary of the Closing Date; provided, however, that the representations set forth in Sections 3.1 and 4.2 shall survive the Closing until the date that is the four-year anniversary of the Closing Date. However, claims against the Management resulting from a Material Tax Event (Section 6.4 in connection with Section 4.19) shall survive until the respective tax statements become res judicata (Bestandskraft).  The covenants of the parties in this Agreement shall survive until the earlier of the date when fully performed or the date of expiration of the applicable statute of limitations.  The application of sec. 203 of the German Civil Code shall be excluded.  It is expressly agreed and understood that no indemnification and/or remedy claim may be made with respect to representations and warranties after the expiration of the applicable survival period.

7.2  Indemnification by Management.  Each member of Management, severally but not jointly, will defend, indemnify and hold harmless Buyer and (after the Closing) the Company and their respective equity holders, directors, officers, employees and agents (each a “Buyer Indemnitee”) from and against any and all damages in connection with:

(a) any breach or inaccuracy of a representation or warranty under Article 4 (a “Management Warranty Breach”); or

(b) any default by the Management in the performance or observance of any of their covenants or agreements hereunder.

7.3  Indemnification by Sellers.  Each Seller, severally but not jointly, will defend, indemnify and hold harmless each Buyer Indemnitee from and against any and all damages in connection with any breach or inaccuracy of a representation or warranty under Article 3 as it relates to such Seller (a “Seller Warranty Breach”).  In addition, each Seller’s amount held in escrow as set forth on Exhibit A shall be available to satisfy any and all damages suffered by a Buyer Indemnitee in connection with a breach of a representation or warranty in Article 4.  Notwithstanding the foregoing, in the case of a Seller Warranty Breach which relates to a specific Seller or Sellers, and not to all Sellers (such as a representation or warranty regarding a specific Seller’s title to its shares or the good standing, authorization or authority of a Seller that is an entity), only the Seller or Sellers to whom such Seller Warranty Breach relates will have any indemnification liability under this Section 7.3.

7.4  Indemnification by Buyer.  Buyer will defend, indemnify and hold harmless the Sellers and their respective equity holders, directors, officers, employees and agents (each a “Seller Indemnitee”) from and against any and all damages in connection with:

(a) any inaccuracy or breach of a representation or warranty under Article 5;

(b) any default by Buyer in the performance or observance of any of its covenants or agreements hereunder; or

(c) the operation of the business of the Company by the Buyer after the Closing.

7.5  Third Party Claims.  If any legal action is initiated against any Seller Indemnitee or Buyer Indemnitee (each an “Indemnitee”) by any third party and such Indemnitee intends to seek indemnification from the Buyer or Sellers (each an “Indemnitor”) as applicable, under this Article 7 on account of its involvement in such legal action, then such Indemnitee will give prompt notice to the applicable Indemnitor of such legal action; provided, however, that the failure to so notify such Indemnitor will not relieve such Indemnitor of its obligations under this Article 7, but will reduce such obligations by the amount of damages or increased costs and expenses attributable to such failure to give notice.  Upon receipt of such notice, such Indemnitor will diligently defend against such legal action on behalf of such Indemnitee at its own expense using counsel reasonably acceptable to such Indemnitee; provided, however, that if such Indemnitor fails or refuses to conduct such defense, or such Indemnitee has been advised by counsel that it may have defenses available to it which are different from or in addition to those available to such Indemnitor, or that its interests in such legal action are adverse to such Indemnitor’s interests, then such Indemnitee may defend against such legal action at such Indemnitor’s expense.  Such Indemnitor or Indemnitee, as applicable, may participate in any legal action being defended against by the other at its own expense, and will not settle any legal action without the prior consent of the other, which consent will not be unreasonably withheld; provided, however, that the consent of an Indemnitor is not required if such Indemnitor failed or refused to defend the Indemnitee in the legal action that is being settled.  Such Indemnitor and Indemnitee will cooperate with each other in the conduct of any such legal action.

7.6  Notice of Indemnification Claims.  No indemnification claim will be deemed to have been asserted until the applicable Indemnitor has been given notice by the Indemnitee of the amount of such claim and the facts on which such claim is based.

7.7  Indemnification Threshold

Notwithstanding any other provision hereof, no Indemnitor will have any indemnification obligations under this Article 7 or otherwise unless and until the claims asserted against such Indemnitor exceed One Hundred Fifty Thousand United States Dollars (US$150,000) in the aggregate (the “Threshold Amount”); thereafter, such Indemnitor will be liable for all indemnification claims properly asserted against it, including those comprising the Threshold Amount

7.8  Indemnification Cap.

(a) The indemnification obligations of each Seller under Article 7 will be limited to the Escrow Amount attributable to such Seller as set forth on Exhibit A; provided however, that (i) in the case of intentional misrepresentation by such Seller, or (ii) Seller Warranty Breaches involving Article 3, the indemnification obligations of each Seller shall be limited to the Closing Cash Payment actually received by such Seller as set forth on Exhibit A.

(b) The indemnification obligations of each Management Shareholder under Article 7 will be limited to the Escrow Amount attributable to such Management Shareholder as set forth on Exhibit A; provided however, that (i) in the case of intentional misrepresentation by any Management Shareholder, or (ii) Management Warranty Breaches involving Sections 4.1, 4.2, 4.3, 4.4 or 4.5, the indemnification obligations of each Management Shareholder shall be limited to the Closing Cash Payment plus any Earn-Out Consideration actually received by such Management Shareholder as set forth on Exhibit A.  In the event that Section 4.19 survives for a period of more than 18 months pursuant to Section 7.1, any indemnification obligations of the Management Shareholders under Article 7 for claims made after eighteen (18) months after the Closing involving a breach of Section 4.19 will be limited to each such Management Shareholder’s pro rata share (relative to the other Management Shareholders only) of the Escrow Amount.

(c) Notwithstanding anything in this Agreement to the contrary, and subject to any limitations contained herein, (i) each Seller shall only be liable for such Seller’s Pro Rata Share of any indemnification obligations for Seller Warranty Breaches under this Article 7 or otherwise (except for Seller Warranty Breaches which relate to specific Seller or Sellers, for which such Seller shall be liable for up to 100% of the amounts otherwise owed under 7.8(a)), and (ii) each Management Shareholder will only be liable for his Pro Rata Share of any indemnification obligations for intentional misrepresentations or Management Warranty Breaches under this Article 7 or otherwise.  As used in this Agreement, for a Seller, “Pro Rata Share” means the amount of the Escrow reflected on Exhibit A for such Seller, and for a member of Management with respect to such person’s indemnification obligations outside the escrow where those Sellers that are not also members of Management have no liability, “Pro Rata Share” means such member of Management’s pro rata share of the Initial Payments received by the Management only.  Notwithstanding the foregoing, if a Seller has breached a representation or warranty relating to the specific Seller, and thereby exhausted the portion of the Escrow related to such Seller, and thereafter a breach of a representation and warranty occurs for which all Sellers have an indemnification obligation through the Escrow, then the “Pro Rata Share” of the Sellers will be recalculated based on the amount then still held in escrow on behalf of each Seller and the total amount still held in Escrow, such that the Buyer will be entitled to full indemnification from the Escrow.

(d) Except for indemnification obligations for intentional misrepresentation by any Seller, Seller Warranty Breaches involving Article 3 or as otherwise expressly provided in this Agreement, the total amount of the payments that each Seller can be required to make under or in connection with this Agreement shall be limited in the aggregate to the Escrow Amount attributable to such Seller, and each Seller’s cumulative liability shall in no event exceed such amount.  Without limiting the generality of the foregoing, but subject to the exceptions set forth at the beginning of the prior sentence, any indemnification payments required to be made by the Sellers hereunder shall be made exclusively from the funds held by the Escrow Agent under the Escrow Agreement, and Buyer shall have no recourse against any of the Sellers or against any of the assets of any of the Sellers, in connection with any indemnification claim or any other claim of any nature.

(e) The indemnification obligations of Buyer under Article 7 will be limited to an amount equal to the Escrow Amount.

7.9  Using of Escrow Amount.

(a) In the event Management Shareholders or Sellers have any liability (for indemnification or otherwise under this Agreement) to any Buyer Indemnitee under this Article 7, Buyer Indemnitees shall first satisfy such liability by permitting the Escrow Agent to transfer cash to Buyer or the Buyer Indemnitees from the Escrow pursuant to the Escrow Agreement as follows:

(i)                                     In case of a malicious intent (“Arglist”) intentional tort (“vorsätzliche Schädigung”) or fraud (“Betrug”) or similar cases resulting in a Indemnification claim pursuant to Section 7.8(a) such Seller’s Pro Rata Share deposited in the Escrow Account shall first be used to fulfill such Seller’s indemnification obligations. If under such indemnification obligations such Pro Rata Share deposited in the Escrow is not sufficient, the further indemnification obligations shall be asserted against such Seller in personam.

(ii)                                  In case of any Seller Warranty Breach involving Article 3, such Seller’s pro rata share deposited in the Escrow Account shall first be used to fulfill such Seller’s indemnification obligations. If under the relevant indemnification obligations such Pro Rata Share deposited in the Escrow is not sufficient, the further indemnification obligations shall be asserted against such Seller in personam, provided however, that such claim shall be limited to an amount equal to the Closing Cash Payment received by the relevant Seller as set forth above.

7.10  Other Limitations on Indemnification Provisions.

(a) Any payment made by an Indemnitor to an Indemnitee pursuant to this Article 7 in respect of any claim (i) will be net of any insurance proceeds payable to the Indemnitee in respect of such claim and (ii) will be reduced by an amount equal to any tax benefits obtainable by the Indemnitee which are attributable to such claim.

(b) Each person or entity entitled to indemnification hereunder will take all reasonable steps to mitigate all losses, costs, expenses and damages after becoming aware of any event which could reasonably be expected to give rise to any losses, costs, expenses or damages that are indemnifiable or recoverable hereunder.

(c) Notwithstanding anything in this Agreement to the contrary, the recovery and indemnification rights of any party under this Article 7 will be limited solely and exclusively to a claim for monetary damages (Schadensersatz in Geld), provided, however, that such damages shall only cover actual damages incurred by such party (unmittelbar entgangener Gewinn) and shall, in particular, not cover internal administration or overhead costs of such party, special, incidental, consequential damages (Folgeschäden), loss of profits, punitive damages, loss of goodwill or reputational damage of such party or other indirect damages or the loss of profits by such party.  Actual damages may allow for the argument that a reasonable Buyer would have paid a reduced purchase price had such reasonable buyer known of the breach of the representation and warranty.

7.11  Exclusive Remedy.  To the extent permitted by law and subject to any mandatory provisions such as sec. 123 or 276 para. 3 of the German Civil Code, any further claims and remedies of the Buyer under or in connection with this Agreement against the Sellers and/or their direct and indirect shareholders and advisers other than those explicitly provided for in Article 7 of this Agreement, irrespective of their nature, amount or legal basis, are hereby expressly waived and excluded and in particular, without limitation, claims under pre-contractual fault (sec. 311 para. 2 and 3 of the German Civil Code), breach of contract (Pflichtverletzung aus dem Schuldverhältnis) and/or the right to reduce the purchase price (Minderung) or to rescind this Agreement (Rücktritt), frustration of the agreement (Störung der Geschäftsgrundlage) and any liability in tort (Deliktshaftung). Notwithstanding the aforesaid, any claims of the Buyer to specific performance and/or compliance with other obligations under this Agreement shall remain unaffected.

7.12  Tax Treatment.  Any indemnification payments under this Article 7 will be treated, for Tax purposes, as adjustments to the Purchase Price.

7.13  No Quality Guarantees.  The Parties are fully aware of the discussion currently ongoing in German legal literature focusing on the question whether Section 444 of the German Civil Code (as amended with effect from 1 January 2002) might render the common practice in business sale and purchase agreements - where the seller gives certain guarantees to Buyer within certain limitations - impossible by prohibiting any such limitations. In this respect, the Parties, having given this issue due consideration and having received legal advice from their respective legal advisors, make the following statements:

It is the common opinion of the Parties that the provisions of Section 444 of the German Civil Code (as amended) shall not and do not apply to independent promises of guarantee as given by the Sellers in Article 3 above, given by Management in Article 4 above and given by the Buyer in Article 5 above (as opposed to quality guarantees concerning the object of the purchase (Beschaffenheitsgarantien). Accordingly, the Parties wish to confirm to one another that (i) the Guarantees set forth in Article 3, Article 4 and Article 5 above neither constitute, and shall not be qualified and construed as, any quality guarantees concerning the object of the purchase (Beschaffenheitsgarantien) within the meaning of Sections 443, 444 of the German Civil Code (as amended) nor covenants concerning the object of the purchase (Beschaffenheitsvereinbarungen) within the meaning of Section 443 para. 1 sentence 1 of the German Civil Code (as amended), and (ii) the provisions contained in Article 7 hereof do not contain any exclusions (Ausschlüsse) or limitations (Beschränkungen) within the meaning of Section 444 of the German Civil Code (as amended) but form an integral part of the Guarantees. The Parties hereby confirm and subscribe to such understanding. For the avoidance of doubt, in the unlikely event that the provisions of Article 3 and Article 4 above in connection with this Article 7 setting out the scope and limitations of the Sellers liability are, contrary to the intention and explicit understanding of the parties regarded and construed as quality guarantees concerning the object of the purchase, and the limitations of the Sellers’ liability contained herein are therefore found wholly or partially invalid, the Buyer hereby waives the right to assert claims going beyond the limits of the limitations provided herein and transfers the respective claims to the Sellers. The Sellers accept both the waiver and the transfer.

7.14  Disclosure Schedule.  For purposes of this Agreement, “Disclosure Schedule” means the schedule (dated as of the date of the Agreement) delivered to Buyer on behalf of the Sellers and the Management.  Each disclosure made in the Disclosure Schedule must identify with specificity the provisions of the Agreement to which such disclosure relates and shall not be deemed to be disclosed with respect to all other representations and warranties.  The contents of any documents identified in the Disclosure Schedule shall not be deemed to be incorporated into any disclosure.

7.15  Shareholders’ Agent.

(a) Michael Inhester is hereby irrevocably appointed by the Management Shareholders as their agent for purposes of Section 1.4 and Article 7 and by all Sellers other than 3i Group Investments LP, Earlybird Pre-Seed Bet. KG Nr. 1 der Earlybird VC GmbH & Co. KG, Earlybird Pre-Seed GmbH & co. KG – Bet. KC Nr. 2 and IKB Private Equity GmbH (the “Investors”) as their agent for purposes of Article 7 and Joachim Dietrich is hereby irrevocably appointed by the Investors as their agent for purposes of Article 7 (Messrs. Inhester and Dietrich collectively, the “Shareholders’ Agent”), and Mr. Inhester and Mr. Dietrich each hereby accepts his appointment as the Shareholders’ Agent.  Mr. Inhester is hereby authorized by each of the Management Shareholders and Sellers other than the Investors and Mr. Dietrich is hereby authorized by each of the Investors to enter into the Escrow Agent on each of their behalf.  Mr. Inhester is authorized but not obligated to act on behalf of the Management Shareholders by the approval of those Management Shareholders who collectively were entitled to receive a majority of the Closing Cash Payment to be received by all Management Shareholders.  Mr. Inhester is authorized but not obligated to act on behalf of the Sellers other than the Investors by the approval of those Sellers other than the Investors who collectively were entitled to receive a majority of the Closing Cash Payment to be received by all the Sellers other than the Investors.  Mr. Dietrich is authorized but not obligated to act on behalf of the Investors by the approval of those Investors who collectively were entitled to receive a majority of the Closing Cash Payment to be received by all the Investors.  On all matters relating to Section 1.4 and Article 7, Buyer shall be entitled to deal exclusively with the Shareholders’ Agent representing the parties with an interest in the matter at issue, and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Seller by the appropriate Shareholders’ Agent, and on any other action taken or purported to be taken on behalf of any Seller by the appropriate Shareholders’ Agent, as fully binding upon such shareholder.  If the Shareholders’ Agent shall die, become disabled or otherwise be unable to fulfill his responsibilities as agent of the Sellers, then the Sellers represented by such Shareholders’ Agent shall, within ten (10) days after such death or disability, appoint a successor agent and, promptly thereafter, shall notify Buyer of the identity of such successor.  Any such successor shall become the “Shareholders’ Agent” for purposes of Section 1.4 and Article 7.  If for any reason there is no Shareholders’ Agent at any time, all references herein to the Shareholders’ Agent shall be deemed to refer to the Management Shareholders, with respect to Section 1.4, or the Sellers, with respect to Article 7.

(b) The Shareholders’ Agent undertakes to perform such duties as are specifically set forth in this Agreement and the Escrow Agreement only and shall have no duty under any other agreement or document, and no implied covenants or obligations shall be read into this Agreement or the Escrow Agreement against the Shareholders’ Agent.  The Shareholders’ Agent shall incur no liability with respect to any action taken by it or for any inaction on its part in reliance upon any notice, direction, instruction, consent, statement or other document believed by it in good faith to be genuine and duly authorized, nor for any other action or inaction except for its own negligence or willful misconduct.  In no event shall the Shareholders’ Agent be liable for incidental, punitive or consequential damages.  The respective Sellers hereby agree jointly and severally to indemnify the Shareholders’ Agent for, and hold the Shareholders’ Agent harmless against, any loss, liability or expense incurred without negligence or willful misconduct on the part of the Shareholders’ Agent, arising out of or in connection with the Shareholders’ Agent carrying out its duties hereunder.  This right of indemnification, compensation, reimbursement and payment shall survive the termination of this Agreement and the Escrow Agreement, and the resignation or removal of the Shareholders’ Agent.

(c) The reasonable fees and expenses incurred by Joachim Dietrich while acting on behalf of the Investors under the authorization granted in this Section 7.15 shall be borne by the Investors and shall not be payable out of the Escrow Fund; the same shall apply mutates mutandis with regard to the fees and expenses incurred by Dr. Michael Inhester.

ARTICLE 8

GENERAL PROVISIONS

8.1  Expenses.  Except as otherwise expressly provided in this Agreement, each party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, provided that all fees and expenses of the Company (including legal and financial advisory fees, but specifically excluding any accounting fees) incurred in connection with the negotiation, preparation or carrying out of the transactions contemplated by this Agreement (the “Seller Transaction Expenses”) shall be paid by the Sellers through the payment by the Buyer pursuant to Section 1.3 hereof.  The Seller Transaction Expenses as of the date of Closing are set forth on Exhibit B and shall be deducted from the Purchase Price.

8.2  Notices.  All notices, consents, waivers and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt); (b) sent by facsimile (with written confirmation of receipt), provided that a copy is mailed by registered mail, return receipt requested; or (c) when received by the addressee, if sent by an internationally recognized overnight delivery service (receipt requested).  All communications shall be sent to Buyer at the address as set forth on the signature page hereto and to the Sellers (with a copy to the Shareholders’ Agent at the address listed on Exhibit P) at their respective addresses set forth on Exhibit A hereto or at such other address (or to such other addresses and facsimile numbers as a party may designate by notice to the other parties).

8.3  Further Assurances.  The parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents (provided that such documents do not and would not create any liability or obligation of such party) and (c) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.  Parent agrees to cause Buyer, or in the failure of Buyer, Parent itself, to perform all of its obligations under Section 1.4 of this Agreement.

8.4  Waiver.  The rights and remedies of the parties to this Agreement are cumulative and not alternative.  Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege.  To the maximum extent permitted by applicable law, (i) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party, (ii) no waiver that may be given by a party will be applicable except in the specific instance for which it is given, and (iii) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

8.5  Entire Agreement and Modification.  This Agreement supersedes all prior agreements between the parties with respect to the subject matter hereof and thereof and constitutes a complete and exclusive statement of the terms of the agreement between the parties with respect to the subject matter hereof and thereof.  This Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment.

8.6  Assignments, Successors, and No Third-Party Rights.  Any party may assign any of its rights under this Agreement in whole or in part without the prior consent of any other party. No party can assign its obligations under this Agreement to any person or entity, except with the prior written consent of the other party.  Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon and inure to the benefit of, the successors and permitted assigns of the parties.  Nothing expressed or referred to in this Agreement will be construed to give any person or entity other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.  This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and assigns.

8.7  Severability.  If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect.  Any such invalid, ineffective or unenforceable provision shall, to the extend permitted by law, be deemed replaced by such valid, effective and enforceable provision as comes closest to the economic intent and purpose of such invalid, ineffective or unenforceable provision. The same shall apply mutatis mutandis to any gap in this Agreement.

8.8  Construction; Section Headings.  The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation.  All references to “Article” or “Articles,” “Section” or “Sections” refer to the corresponding Article, Articles, Section or Sections of this Agreement.  All words used in this Agreement will be construed to be of such gender or number as the circumstances require.  Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms.  For purposes of Article 3 and Article 4, all references to the Company shall mean Element 5 AG and each other entity in which Element 5 AG holds, beneficially or otherwise, the majority of the outstanding capital stock, or any direct or indirect majority interest of any nature (each such entity, a “Subsidiary”).  All amounts to be paid by Buyer herein to any person shall be paid in United States Dollars.  All references to Dollars shall be to United States Dollars.  All amounts listed herein in Euros shall be converted to United States Dollars using the  bid range rates for trading among banks in amounts of US$1,000,000 as of the date such Euro amounts are to be paid, transferred, exchanged or otherwise.  With regard to any Warranty Claims the respective conversion rate as of New York foreign exchange bid range rates for trading among banks in amounts of US $1,000,000 or more at 4:00 p.m. (EST) as of the date of receipt by the Escrow Agent of the relevant Claim Notice (as defined in the Escrow Agreement) shall apply.  Any fees charged by Sellers’ banks or financial institutions with respect to amounts transferred from Buyer shall be the responsibility of the Sellers.

8.9  Time of Essence.  With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

8.10  Governing Law.  This Agreement is, and shall be deemed to be, a contract entered into under and pursuant to the laws of Germany to the exclusion of the rules of conflict of laws, and shall be in all respects governed, construed, applied and enforced in accordance with the laws of Germany, as applied to contracts to be performed entirely within such country.  No defense given or allowed by the laws of any other country shall be interposed in any action, case or proceeding hereon unless such defense is also given or allowed by the laws of Germany.

8.11  Language.  This Agreement is written in English language (except that certain exhibits may be in German language).  Terms to which a German translation has been added shall be interpreted throughout this Agreement in the meaning assigned to them by the German translation.

8.12  Public Announcements.  No public announcements concerning the transaction contemplated in this Agreement shall be made without the prior written consent of any other party.  The parties are entitled to disclose any information about this Agreement to any government agency or to any other public authority to which they must disclose such information pursuant to any applicable legal provision.  In addition, the parties are entitled to publicly disclose any such information, if they are required to do so by law, The Nasdaq National Market, the London Stock Exchange or by any other regulatory authority to which they are subject, it being understood however, that any party must give prior notice of any such public disclosure to the other party in due time and must give prior notice of any request to make a disclosure to a third party.

8.13  Counterparts.  This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.  Counterpart signature pages delivered by facsimile or e-mail will be deemed to be valid and binding for all purposes.

8.14  Corporate Governance Matters.  The Sellers have resolved on the amendment of the Current Articles of Association of the Company in the form attached as Exhibit O (the “New Articles of Association”), inter alia, in order to delete the right of certain of the Sellers to appoint directly a members of the supervisory board (Entsendungsrecht) pursuant to the Current Articles of Association.  Each of the Sellers having currently such right agrees to give any and all declarations necessary in order to change the Current Articles of Association in a legally effective manner. The supervisory board of the Company has resolved on new rules of procedure for the management board of the Company with the wording set forth in Exhibit N.  For the avoidance of doubt, the parties agree that the Company (including its supervisory board) is always free in its discretion to agree on amendments and changes to the rules of procedure for the management board.  The parties agree that the New Articles of Association will be applied for entry with the Commercial Register only after Closing without undue delay. The Sellers agree to act in a manner as if the New Articles of Association have been duly implemented as of Closing.  Notwithstanding anything herein to the contrary, Buyer is free to change the New Articles of Association and the corporate structure of the Company (including its legal form) at any time after the Closing.  The Buyer acknowledges that as of Closing, new service agreements with members of the management board in the form attached hereto as Exhibit Q have been approved and are currently in place.  As a precaution, the parties agree that, in case these new service agreements have not been properly entered into, they will undertake all steps and give all declarations necessary to properly implement such agreements so that they have full legal effect.  The same will apply with the implementation of the rules of procedure with the form as set forth in Exhibit N.  The Sellers covenant that the Shareholders Agreements I and II have been terminated effective as of the Closing.  The Sellers who are parties to the Shareholders Agreements I and II dated November 29, 1999 and December 5, 2001, respectively, and the Company have entered into a termination agreement in the form attached hereto as Exhibit R (the “Termination Agreement”).  As a precaution, the Sellers hereby irrevocably offer to the Company to finalize and enter into the Termination Agreement.  This offer shall be binding on the Sellers and can be accepted by the Company within two (2) months after the Closing.  To the extent legally possible, the Buyer shall cause the new Supervisory Board appointed after the Closing to take all steps necessary and/or to give and/or receive any and all declarations necessary for the execution of the Termination Agreement on behalf of the Company.  However, it is understood by the Sellers internally that irrespective of the legal effectiveness of the approval by the Company of the Termination Agreement, the Termination Agreement shall be binding between the Sellers.

8.15  Supervisory Board.  The current members of the Supervisory Board have submitted their resignation from the Supervisory Board effective as of the Closing.  Upon request of the Buyer, 3i Group Investments LP, Earlybird Pre Seed

Beteiligungskommanditgesellschaft Nr. 1, der Earlybird Venture Capital GmbH & Co. KG, Earlybird Pre Seed Beteiligungskommanditgesellschaft Nr. 2 and IKB Private Equity GmbH shall be jointly obligated to appoint a representative of the Buyer as new member of the supervisory board for the time period until the New Articles of Associations pursuant to Section 8.14 are legally effective.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

Blitz F03-1424 GmbH

By:	/s/ Alex Danzberger, Jr.
Name: Alex Danzberger, Jr.
Title: Managing Director

Address:

Digital River, Inc.

By:	/s/ Alex Danzberger, Jr.
Name: Alex Danzberger, Jr.
Title: Vice President – M&A

Address:

3i Group Investments LP

By:	/s/ Dr. Joachim Dietrich
Name: Dr. Joachim Dietrich
Title: Power of Attorney

Earlybird Pre-Seed Bet. KG Nr. 1 der Earlybird VC GmbH & Co. KG

By:	/s/ Dr. Michael Inhester
Name: Dr. Michael Inhester
Title: Power of Attorney

i

Earlybird Pre-Seed GmbH & Co. KG – Bet. Nr. 2

By:	/s/ Dr. Michael Inhester
Name: Dr. Michael Inhester
Title: Power of Attorney

IKB Private Equity GmbH

By:	/s/ Olaf Wilms
Name: Olaf Wilms
Title: Power of Attorney

By:	/s/ Dr. Huhmann
Name: Dr. Huhmann
Title: Power of Attorney

/s/ Gerrit Schumann
Gerrit Schumann

/s/ Gerrit Schumann by Power of Attorney
Folkmar Schumann

/s/ Gerrit Schumann by Power of Attorney
Dr. Ursula Schumann

/s/ Christopher Reimold
Christopher Reimold

/s/ Christopher Reimold by Power of Attorney
Roland Reimold

/s/ Christopher Reimold by Power of Attorney
Hedwig Reimold

/s/ Olaf Arlt
Olaf Arlt

/s/ Olaf Arlt by Power of Attorney
Ingrid Arlt

/s/ Olaf Arlt by Power of Attorney
Dr. Ulrich Arlt

/s/ Clemens Roth
Clemens Roth

/s/ Clemens Roth by Power of Attorney
Almuth Roth-Bilz

/s/ Clemens Roth by Power of Attorney
Mona Roth

/s/ Jason Cammisa
Jason Cammisa

/s/ Gerrit Schumann by Power of Attorney
Karl-Heinz Killeit

/s/ Gerrit Schumann by Power of Attorney
Christian Bergmann

Trustee of 2000 Direct Participation Plan

By:	/s/ Olaf Arlt by Power of Attorney
Name: Ralf Bellartz, StB

Share Trustee

By:	/s/ Michael Inhester
Name: Michael Inhester

Shareholders’ Agent

By:	/s/ Michael Inhester
Name: Michael Inhester

Shareholders’ Agent

By:	/s/ Joachim Dietrich
Name: Joachim Dietrich

Interim Trustee

By:	/s/ Dr. Kerstin Mast
Name: Dr. Kerstin Mast